Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a description of the common stock of Armstrong Flooring, Inc. (the “Company”, “we”, or “our”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

General

We are incorporated in Delaware and the rights of our stockholders are generally covered by our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and the applicable provisions of the Delaware General Corporation Law (“DGCL”).

This description of our common stock is qualified by, and should be read in conjunction with, the Charter and the Bylaws, both of which are exhibits to the Annual Report on Form 10-K of which this exhibit forms a part, as well as the applicable provisions of the DGCL.

Authorized Capital Stock

Our authorized capital stock consists of one hundred million (100,000,000) shares of common stock, par value $0.0001 per share, and fifteen million (15,000,000) shares of preferred stock, par value $0.0001 per share. All outstanding shares of common stock are fully paid and non-assessable.
Common Stock
Each holder of common stock is entitled to cast one vote for each share held of record on all matters submitted to a vote of the stockholders, to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding, and upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.
Any dividends declared on the common stock will not be cumulative.
The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. Our common stock is not subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that may be issued in the future, as described below.
Preferred Stock
Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by the DGCL, and by our certificate of incorporation, to issue up to fifteen million (15,000,000) shares of preferred stock in one or more series without further action by the holders of its common stock. Our board of directors has the discretion, subject to limitations prescribed by the DGCL and by our certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws
Provisions of the DGCL and our certificate of incorporation and bylaws could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Company's board of directors may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Company’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by the Company’s stockholders.
Amendments to Bylaws. Our amended and restated bylaws provide that they may be amended by the Company’s board of directors or by the affirmative vote of holders of a majority of the Company’s voting stock then outstanding, except that the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the Company’s voting stock then outstanding is required to amend certain provisions relating to director and officer indemnification, the selection of forum for adjudication of certain disputes, amending the by-laws, requirements relating to advance notice of business to be conducted at a meeting of stockholders and the nomination of directors.
Size of Board and Vacancies. Our amended and restated bylaws provide that the number of directors on the Company’s board of directors will be fixed exclusively by its board of directors. Any vacancies created in the Company’s board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Company’s board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.
Special Stockholder Meetings. Our amended and restated certificate of incorporation provides that only the chairman of the Company’s board of directors, the President of the Company or the Company’s board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of the Company’s stockholders. Stockholders may not call special stockholder meetings.
Stockholder Action by Written Consent. Our amended and restated certificate of incorporation expressly eliminates the right of the Company’s stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of the Company’s stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Company’s board of directors or a committee of the Company’s board of directors.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Undesignated Preferred Stock. The authority that the Company’s board of directors possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Company’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and the Company’s amended and restated certificate of incorporation includes such an exculpation provision. Our amended and restated certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at the Company’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws also provide that the Company must indemnify and advance reasonable expenses to the Company’s directors and officers, subject to the Company’s receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation expressly authorizes the Company to carry directors’ and officers’ insurance to protect the Company, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in the Company’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against the Company’s directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. However, these provisions do not limit or eliminate the Company’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Exclusive Forum
Our amended and restated bylaws provide that, unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or its stockholders, creditors or other constituents, any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or the Company’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware. Although the Company’s amended and restated bylaws include this exclusive forum provision, it is possible that a court could rule that this provision is inapplicable or unenforceable.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Listing
Our shares of common stock are listed on the New York Stock Exchange under the symbol “AFI.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is AST Financial.